Masco Corporation 17450 College Parkway Livonia, Michigan 48152 313 274 7400 www.masco.com

June 10, 2019

VIA EDGAR TRANSMISSION (CORRESP.)
Confidential treatment has been requested pursuant to Rule 83
Redacted confidential information is marked with asterisks

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, DC 20549-4561

Attention: Kevin Stertzel, Senior Staff Accountant

Re:    Masco Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 7, 2019
File No. 001-05794
Response Letter Filed May 8, 2019

Dear Mr. Stertzel:

On behalf of Masco Corporation (“we,” “us” or “our”), I am writing to respond to the Staff of the Securities and Exchange Commission’s comment with respect to the above-referenced Form 10-K in the Staff’s letter dated May 10, 2019. The numbered paragraph below corresponds to the heading and number set forth in the comment letter, the text of which is copied in italics for your reference.

Form 10-K Year Ended December 31, 2018
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 22

1.	We have reviewed your response to our prior comment. Please address the following:

•	Tell us the dollar amount of accounts payable that were settled via your supply chain finance program for each year from 2012 to 2018.

•	Tell us the balance of your accounts payable that represents amounts due to participating financial institutions under your supply chain finance programs as of each year from 2012 to 2018.

•	Provide us an analysis to support your conclusion that amounts settled under your supply chain finance program are accounts payable rather than bank financing. Your analysis should also address the classification of your payments made to the participating financial institutions as well as related disclosure of non-cash financing activities required by ASC 230-10-50-3.

•
You state in your response that the payment terms to the participating financial institution are the same as if you paid the supplier directly. Please tell us the terms of your supply chain finance arrangements with the participating financial institutions as well as the payment terms with your vendors.

•	You also state in your response that the program improved your accounts payable days. Please explain how the supply chain finance program increased your accounts payable days outstanding.

•
Tell us the extent to which the continued improvement to your accounts payable days, and related liquidity, are expected to continue as well as the factors, such as changes in interest rates, that may limit the availability of your supply chain finance programs.

Mr. Kevin Stertzel
June 10, 2019

•
To the extent material, expand your management’s discussion and analysis to address the impact the supply chain finance program has had on your liquidity and whether or not that impact is expected to continue.

•	Please ensure you have filed as exhibits, all agreements relating to your supply chain finance program.

Response:

We respectfully inform the Staff that beginning in 2009 we commenced a strategic initiative to improve our cash flow and related liquidity. One component of the strategic initiative was to negotiate extended payment terms with our suppliers, which resulted in improved accounts payable days. The table below highlights our improved accounts payable days between 2008 and 2012, representing the period before we implemented this strategic initiative through the year in which we established a voluntary supply chain finance program.

As of December 31,	Accounts Payable Days	Commentary
2008	43 days	Year before we identified improving cash flow and related liquidity as a strategic initiative
2009	47 days
Identified improving cash flow and related liquidity as a strategic initiative and included cash flow as a performance metric under our annual performance program, as disclosed in our Proxy Statement for our 2010 Annual Meeting; hired Chief Procurement Officer and Vice President-Supply Chain in December 2009, who began our efforts to negotiate extended payment terms with our suppliers

2010	51 days	Continued negotiations with suppliers to extend payment terms
2011	63 days	Continued negotiations with suppliers to extend payment terms
2012	66 days	Continued negotiations with suppliers to extend payment terms; established the voluntary supply chain finance program; however, only [$** million] was settled through the program during the year

As discussed in our prior response, in 2012 we engaged with a third-party intermediary to establish a voluntary supply chain finance program for our domestic subsidiaries (the “domestic program”). In 2013 one of our European subsidiaries entered into a separate arrangement with the same third-party intermediary to establish a similar voluntary supply chain finance program (the “European program”) which, together with our domestic program, we refer to herein as the “program.” The European program represents less than [*%] of the total amounts owed to participating financial institutions under the program and is included in all financial information set forth herein.

The program connects participating suppliers to participating financial institutions, with the third-party intermediary acting as a program administrator and, in a limited capacity, as our agent (“program administrator”). As described in detail below, the program gives our suppliers the ability to sell their right to our payment obligation to a participating financial institution. The table below highlights our improved accounts payable days since the program was established.

Mr. Kevin Stertzel
June 10, 2019

As of December 31,	Accounts Payable Days	Commentary
2013	67 days	Continued negotiations with suppliers to extend payment terms; new suppliers elected to participate in the program
2014	71 days	Continued negotiations with suppliers to extend payment terms; new suppliers elected to participate in the program
2015	69 days	Decrease attributable to spin-off of TopBuild Corp.
2016	70 days
2017	72 days
2018	71 days

We do not require our suppliers to participate in the program. In fact, only [*%] of our direct material suppliers, representing less than [*%] of our total direct material-related purchases, have elected to participate in the program. As discussed below, the vast majority of our accounts payable is settled directly with our suppliers outside of the program. If a supplier elects to participate in the domestic program, the supplier independently enters into an agreement with the program administrator which sets out the terms and conditions upon which a supplier may negotiate “time drafts” to a participating financial institution in order to facilitate accelerating the collection of accounts receivables. The time draft is an unqualified right by the supplier to draw funds from our bank account at a specified date. The agreement between the supplier and program administrator also sets out the terms upon which a supplier may access and use the program administrator’s online platform, as well as the supplier’s rights and responsibilities. The processing of invoices and payments under the domestic program are as follows:

•	A participating supplier sends its invoice to us.

•
We approve the invoice and upload it to the program administrator’s online platform. Each invoice has two components: (a) the value of the invoice; and (b) our obligation to pay the supplier on a specific date (the “invoice maturity date”). By uploading an invoice to the platform, we irrevocably undertake to pay the invoice amount on the invoice maturity date.

•
The supplier has the option, on an invoice-by-invoice basis, to offer to sell our payment obligation to a participating financial institution. If the supplier elects to sell a payment obligation and a financial institution accepts the offer, the program administrator, as our agent, executes an electronic time draft for the supplier to draw funds from our bank account on the invoice maturity date. Simultaneously, the program administrator, as the supplier’s agent, indorses the time draft to the financial institution that agreed to purchase the payment obligation.

•	The financial institution pays the invoice amount less an agreed-upon discount rate directly to the supplier.

•
On the invoice maturity date, we fund our bank account for the full invoiced amount (i.e., not the discounted amount paid by the financial institution) due on the invoice maturity date, less any applicable credit memos (as described below). The program administrator then facilitates payment from our bank account to the holder of the time draft if the payment obligation has been sold, or to the supplier if it has not.

•
We retain the continuing right to submit deductions in the form of credit memos to the program administrator’s online platform. These credit memos reduce the amount of our payment obligation until the supplier sells the payment obligation to a participating financial institution. If we submit a credit memo after the payment obligation has been sold, that credit memo will reduce the amount of other existing or future payment obligations we have to the same supplier.

If a supplier of our European subsidiary elects to participate in the European program, the processing of invoices and payments is similar, except that electronic time drafts are not used. Instead, the supplier and the participating financial institution enter into a separate receivable purchase agreement to sell our payment obligation to the participating financial institution without any involvement from us.

Mr. Kevin Stertzel
June 10, 2019

As part of this program, the only agreements we have entered into are with the program administrator. Our responsibility is limited to paying the full amount of each invoice on its maturity date, regardless of whether the payment obligation has been sold under the program. We do not enter into any additional agreements related to the program with our suppliers or with any of the participating financial institutions.

We have reviewed our arrangements with the program administrator and the characteristics of our accounts payable with our suppliers before and after their participation in the program, including the rights a participating financial institution has upon purchasing the payment obligation, and have concluded, for the reasons set forth below, that our payment obligation in the program should remain classified as accounts payable.

Detailed responses to each of the points raised in your comment letter are set forth below.

•	Tell us the dollar amount of accounts payable that were settled via your supply chain finance program for each year from 2012 to 2018.

Response:

The program is used for direct material-related purchases. The dollar amounts of accounts payable that were settled via the program and our total direct material-related purchases from 2012 to 2018 are set forth below. The amounts settled via the program represented less than [*%] of our direct material-related purchases in each year:

Year	Amounts settled via the program (in millions)	Total direct material-related purchases (in millions)	Percent of total direct-material related purchases
2012	[$**]	[$**]	[*%]
2013	[$**]	[$**]	[*%]
2014	[$**]	[$**]	[*%]
2015	[$**]	[$**]	[*%]
2016	[$**]	[$**]	[*%]
2017	[$**]	[$**]	[*%]
2018	[$**]	[$**]	[*%]

•	Tell us the balance of your accounts payable that represents amounts due to participating financial institutions under your supply chain finance programs as of each year from 2012 to 2018.

Response:

All invoices received from our suppliers, including those in the program, are recorded within our accounts payable subledgers by supplier. We do not update the payee within our accounts payable subledgers for invoices that are sold to a participating financial institution, as the amount and timing of our payment, as well as our process to make the payment, remain the same, whether we pay the supplier or financial institution.

Based on information provided to us by the program administrator to assist us in responding to the Staff’s comment letter, the amount of our payment obligations owed to participating financial institutions from 2012 to 2018 as a result of suppliers selling our payment obligations under the program are set forth below. The amounts owed to participating financial institutions under the program represented less than [*%] of our total accounts payable balance at the end of each year:

Mr. Kevin Stertzel
June 10, 2019

Year Ended	Amounts owed to participating financial institutions under the program (in millions)	Total Accounts Payable (in millions)	Percent of Total Accounts Payable
December 31, 2012	[$**]	$788	[*%]
December 31, 2013	[$**]	$902	[*%]
December 31, 2014	[$**]	$950	[*%]
December 31, 2015	[$**]	$749	[*%]
December 31, 2016	[$**]	$800	[*%]
December 31, 2017	[$**]	$824	[*%]
December 31, 2018	[$**]	$926	[*%]

From 2012 through 2018, fewer than [*%] of our direct material suppliers utilized the program.

•
Provide us an analysis to support your conclusion that amounts settled under your supply chain finance program are accounts payable rather than bank financing. Your analysis should also address the classification of your payments made to the participating financial institutions as well as related disclosure of non-cash financing activities required by ASC 230-10-50-3.

Response:

Given the lack of specific ASC guidance, we have analyzed various factors we believe to be relevant in determining whether the amounts settled via the program are classified as accounts payable or bank financing, as described below. We analyzed each factor individually as either a “payable-like” or “debt-like” characteristic. Further, the nuances of supply chain finance programs are such that we also reviewed the totality of the program to determine if the payables retain their accounts payable classification. We also considered informal guidance provided in speeches by the SEC Staff1. Following is our analysis of the specific factors we evaluated:

1 See, Speech by SEC Staff: Remarks before the 2004 AICPA National Conference on Current SEC and PCAOB Developments (Dec. 6, 2004; available at: https://www.sec.gov/news/speech/spch120604rjc.htm).  See also, Speech by SEC Staff: Remarks at the 2003 Thirty-First AICPA National Conference on Current SEC Developments (Dec. 11, 2003; available at: https://www.sec.gov/news/speech/spch121103rjc.htm).

Mr. Kevin Stertzel
June 10, 2019

Factor	Analysis	Commentary/Conclusion
Our role and responsibilities in negotiations of the program
We are responsible for introducing the program to our suppliers. The program administrator is responsible for securing participating financial institutions. Although we have other independent agreements with some of the participating financial institutions, the program is not impacted by these agreements, nor do any of the agreements require or encourage financial institutions to participate in the program.

Under the program, each supplier is presented with a LIBOR-based discount rate, which is composed of the following:
(a)    LIBOR plus a fixed margin earned by the financial institution based on our credit rating, as determined by the participating financial institution;
(b)    A fixed program usage fee earned by the program administrator, as determined by the program administrator; and
(c)    At our discretion, an inconsequential marketing fee negotiated by us directly with the supplier and paid to us.

The cumulative marketing fee we received between 2012 and 2018 is approximately [$**], as follows (amounts in thousands):

2012 – [$**]
2013 – [$**]
2014 – [$**]
2015 – [$**]
2016 – [$**]
2017 – less than [$**]
2018 – [$**]

The marketing fee represented less than [*%] of the amounts settled via our program in each year.

The only agreements we have entered into are with the program administrator. We do not enter into any additional agreements related to the program with our suppliers or with any of the participating financial institutions.

Our ability to negotiate a marketing fee directly with suppliers creates a presence of economics sharing and could be viewed as a debt-like characteristic. As a result, we will cease this practice given the importance to maintain this program as separate and apart from our supplier interactions. (Note, the marketing fee has existed as a practice rather than a formal agreement with the program administrator.)

Additional considerations that we believe mitigate the impact of this characteristic are as follows:
●    The key driver for us in establishing the program was to provide our suppliers with the opportunity for better cash flow management and payment visibility. Additionally, the program supports our strategic initiative to improve our cash flow and related liquidity by extending payment terms.
●    We believe the key driver for our suppliers that elected to participate in the program was the ability to sell our payment obligations at rates more favorable than they could obtain otherwise, through a program that provided administrative simplicity.
●    The marketing fee we received annually and over the course of the entire program was inconsequential. Our ability to receive an inconsequential marketing fee was not the reason we entered into the program.

We believe the marketing fee was inconsequential regarding the economic substance of the obligation, as it was insignificant both quantitatively and qualitatively for us and our suppliers.

Mr. Kevin Stertzel
June 10, 2019

Whether credits continue to be secured between our respective suppliers and us
We retain the right to secure credits with our suppliers. Credit memos can be applied to payment obligations until these obligations are sold by the supplier to a participating financial institution. After the sale, any related credit memos are applied to existing payment obligations that have not been sold or to future payment obligations owed by us to the supplier. We have the ability to apply credit memos to our existing or future payment obligations owed to all of our suppliers, whether or not they participate in the program.
The economic substance of the obligation remains that of accounts payable, since we can continue to secure credits directly with the supplier.
Whether the program is offered to a wide range of companies and whether the program is voluntary
Participation by our suppliers in the program is wholly voluntary. We focused on suppliers who represented our largest direct-material spend. However, not all identified suppliers elected to participate in the program. Further, those suppliers that do participate in the program have complete discretion on an invoice-by-invoice basis to offer to sell all, a portion or none of our payment obligations.

The economic substance of the obligation remains that of accounts payable due to the voluntary nature of the program and the fact that participation in the program is made available to many suppliers across multiple geographic areas.

Whether the financial institutions have obtained any new rights, such as deciding which vendor invoices get paid
The participating financial institutions have not obtained any rights other than the right to receive payment of the invoice amount on the invoice maturity date.

As mentioned above, the European program does not use electronic time drafts. Under the domestic program, the participating financial institution receives an electronic time draft drawn against our bank account and indorsed to the financial institution by the supplier. A time draft is an order to our bank to pay the amount specified in the time draft at the time specified by the time draft. A time draft is similar to a check, which can be indorsed for payment to a third party, except that the check is immediately payable. As with a check, our bank will refuse to pay the time draft if there are insufficient funds in our account at the maturity of the time draft.

In the event of a Masco Corporation bankruptcy, the supplier’s entitlement to payment of the invoice is the same as the participating financial institution’s entitlement to payment of the time draft.

Specifically, the participating financial institutions do not decide which supplier invoices get paid.

The economic substance of the obligation remains that of accounts payable, given that the participating financial institutions have not obtained any new rights under the program.

Excluding the European program that does not use time drafts, under the domestic program, the amount to be paid and the maturity date of the time draft correspond to the full invoice amount and maturity date that we upload to the program administrator’s online platform.

Mr. Kevin Stertzel
June 10, 2019

How fees are calculated for us to use the program	We do not pay any fees for the use of the program administrator’s online platform or services provided.	The economic substance of the obligation remains that of accounts payable, given that we do not pay any fees related to the program.
Are the terms of the payables consistent with our peers
We believe our payable terms are consistent with our peers based on our review of accounts payable days information, as determined by FactSet Research Systems Inc., an independent financial data and software company. Based on the FactSet information, some peers have shorter accounts payable days and others have longer accounts payable days. Appendix A sets forth detailed information regarding our peers’ accounts payable days.

Payment terms of the underlying invoices are not changed as a result of suppliers participating in the program.

As noted previously, one component of our strategic objective to improve cash flow and related liquidity has been to extend our payment terms. The invoice terms for our suppliers that participate in the program are consistent with our suppliers that are not in the program. The most common payment terms for suppliers in the program are End of Accumulation Period (“EOAP”)[2] 90 and EOAP 60 days. We have more suppliers with each of these payment terms that are not in the program than those that are in the program.

The economic substance of the obligation remains that of accounts payable, given that payment terms have not been extended beyond industry norms based on our peer group analysis and our ability to extend payment terms with suppliers that are not in the program.

Whether the purpose of the transaction is in substance to finance trade payables beyond industry norms
The purpose of the program is to provide our suppliers with the opportunity for better cash flow management and payment visibility. Additionally, the program supports our strategic initiative to improve our cash flow and related liquidity by extending payment terms. The purpose of the program is not in substance to finance our payment obligations. Our payment terms have not been extended beyond industry norms or beyond the stated invoice maturity date and we pay the participating financial institution the full invoiced amount (i.e., not the discounted amount paid by the financial institution) due on the invoice maturity date.

As described above, the invoice terms for those suppliers in the program are consistent with suppliers not in the program.
The economic substance of the obligation remains that of accounts payable, as the terms have not been designed to allow us to finance our payment obligations and are within industry norms.

2 Under the EOAP term, we collect invoices dated within the month and apply the payment term from the end of the month that the invoice is dated.

Mr. Kevin Stertzel
June 10, 2019

Whether there is a parent guarantee introduced via the program
Many years before commencing our strategic initiative to improve our cash flow and related liquidity, we implemented a parent-level treasury function to centralize our cash management process. All of our domestic subsidiaries participate in our parent treasury function whereby each domestic subsidiary has zero balance accounts that are swept daily. To pay invoices, the parent will fund the domestic subsidiaries’ zero balance accounts for the amounts due each day. The daily cash management process and the funding of the zero balance accounts affirm that the parent shares responsibility to pay outstanding invoices.

The European subsidiary that participates in the European program manages its own cash.

In any case, it is our practice and that of the European parent to not let our subsidiaries default on any invoice, and neither has any intention of doing so in the future.

Since we, as the parent, entered into the agreement with the program administrator, we become primarily liable for any payments made under the program. The parent’s obligation under the program is qualitatively the same as its implicit guarantee for other transactions handled through its parent cash management process.

The economic substance of the obligation remains that of accounts payable, given that the obligation was already implicitly guaranteed by the parent. Additionally, we believe that it is an industry norm to include a parent guarantee for these types of arrangements and we consider this a commercially reasonable term for accounts payable of subsidiaries.

Mr. Kevin Stertzel
June 10, 2019

Whether the legal character of the obligations have changed
The legal structure of our payment obligations under the European program is not changed.

There are some limited changes in the legal structure of our payment obligations under the domestic program. The suppliers’ accounts receivables (i.e., our payment obligations) are contractual rights relating to the sale of goods under Article 2 of the UCC. These contractual rights are intangible asset interests which can be transferred contractually with perfected security interests therein (for example, if they are factored by the payee) governed by Article 9 of the UCC.

When the supplier elects to sell our payment obligation to a participating financial institution, the supplier’s accounts receivable is transferred to the financial institution through the indorsement of an electronic time draft. This time draft is evidence of our payment obligation and is a negotiable instrument subject to and governed by the provisions of Article 3 of the UCC.

The program administrator’s online platform and use of time drafts provide the supplier with the flexibility to transfer our payment obligations without the administrative burdens, such as UCC filings, that would be required for secured transactions under Article 9.

Article 2 of the UCC provides us certain defenses to payment of the contractual obligation, which are unavailable against the holder of a time draft under Article 3. However, we effectively preserve these defenses through our ability to secure credits with our suppliers, and receive credit memos, based on our retained ability to sue the supplier for non-delivery, non-conforming goods, warranty claims, etc. pursuant to the terms of our purchase orders with our suppliers.

The negotiation and sale of a time draft is not a loan between the supplier and the participating financial institution, but rather the direct purchase of the time draft by the financial institution from the supplier.

The legal structure of our payment obligations under the European program is not changed.

Excluding the European program that does not use time drafts, under the domestic program, the legal character has changed as a result of replacing a trade payable with a time draft. This could be viewed as a debt-like characteristic given the legal change. We believe this characteristic is mitigated because the participating financial institutions are still exposed to our ability to pay, and they receive no credit enhancement. The time draft process is used for administrative purposes to increase the efficiency of the transaction flow between the supplier and participating financial institution and does not change our underlying payment obligation.

Mr. Kevin Stertzel
June 10, 2019

Whether there is an increase in the price of goods purchased from suppliers to compensate suppliers who provide extended payment terms
There are no increases in the price of goods purchased from suppliers as a result of their participation in the program.

The negotiated prices for products we purchase are comparable with prices we pay to other suppliers.

The economic substance of the obligation remains that of accounts payable given that there is no change in the price of goods or services paid to suppliers who participate in the program compared to suppliers not in the program.

Whether interest accrues on the balance prior to the maturity date	We are not obligated to pay any interest prior to the invoice maturity date.	The economic substance of the obligation remains that of accounts payable, given that we are not obligated to pay interest.
Whether the financial institution has the right to draw down on our other accounts without our permission if the designated payment account has insufficient funds	The participating financial institutions do not have the right to draw down on our other accounts without our permission if the designated bank account has insufficient funds.
The economic substance of the obligation remains that of accounts payable, given that the participating financial institutions do not have the right to draw down on our other accounts without our permission.

Whether we are required to post collateral on the trade payable	We are not required to post collateral.	The economic substance of the obligation remains that of accounts payable, given that we are not required to post collateral.
Whether a default on an invoice payment under the arrangement triggers a cross-default
A default on any invoiced amount does not cause any cross-defaults. Unlike a letter of credit, which can be a component of a credit facility, the issuance of time drafts under the program does not affect our credit facility.
The economic substance of the obligation remains that of accounts payable, given that a default on an invoice payment does not trigger any cross-defaults.

When considering all the factors above in their totality, we have concluded that the economic substance of our payment obligations in the program remain that of accounts payable, given that the economic terms between us and our suppliers that participate in the program are substantially the same as the economic terms between us and our suppliers that do not participate in the program. Further, the characteristics of our payables have not significantly changed as a result of our establishment of this program, for the reasons described in the table above. We consider all payments made under the program to be a reduction to our cash flows from operations and reported within our increase (decrease) in accounts payable and accrued liabilities, net line within our consolidated statements of cash flows. Accordingly, these transactions are not considered financing activities and the related disclosures of non-cash financing activities required by ASC 230-10-50-3 is not applicable.

Mr. Kevin Stertzel
June 10, 2019

•
You state in your response that the payment terms to the participating financial institution are the same as if you paid the supplier directly. Please tell us the terms of your supply chain finance arrangements with the participating financial institutions as well as the payment terms with your vendors.

Response:

As described above, the payment terms to a participating financial institution are the same as if we paid our supplier directly, as the amount and timing of our payment to the financial institution are based solely on the agreed-upon terms as stated on our supplier invoice. We pay the full invoiced amount (i.e., not the discounted amount paid by the financial institution) due on the invoice maturity date. As a result, we do not have a direct relationship with the participating financial institutions in establishing the amount or timing of our payment to them. We have continued to negotiate with our suppliers for payment terms of EOAP 60 days and longer, although we have suppliers with shorter payment terms.

•	You also state in your response that the program improved your accounts payable days. Please explain how the supply chain finance program increased your accounts payable days outstanding.

Response:

As described above, we continue to negotiate with our suppliers to extend our payment terms, as improving our cash flow and related liquidity is a strategic initiative, and working capital as a percent of sales remains a key financial metric for us. Although the program does not in and of itself increase our accounts payable days, by offering this program in conjunction with our other efforts, we have been able to extend payment terms and corresponding accounts payable days with more suppliers than we might have otherwise. As described above, while we believe that offering this program to our suppliers contributed to increasing accounts payable days, the program was not the primary factor in this increase. Our accounts payable days had already increased by 23 days in the four years after we implemented our strategic initiative to improve cash flow and related liquidity and through 2012, the year in which we established the program. Although our accounts payable days have increased an additional four to six days in the six years following the introduction of the program, we are unable to quantify how much influence the availability of the program impacted our accounts payable days, as our ability to negotiate extended payment terms is impacted by many factors, such as volume and growth opportunities, and the fact that we also extended payment terms with suppliers not in the program.

•
Tell us the extent to which the continued improvement to your accounts payable days, and related liquidity, are expected to continue as well as the factors, such as changes in interest rates, that may limit the availability of your supply chain finance programs.

Response:

Our ability to continue to negotiate extended payment terms with all our suppliers will be most impactful in maintaining or improving our liquidity and accounts payable days in the future. Additionally, to the extent more suppliers participate in the program, we may see continued improvement in our accounts payable days. As of December 31, 2018, [*] suppliers, or fewer than [*%] of our direct material suppliers, utilize the program. Due to the limited utilization of the program, we do not anticipate that other factors, such as changes to our credit rating, or changes to the goals and objectives of participating financial institutions, will significantly impact our suppliers’ participation in the program or our accounts payable days. Because interest rates have remained relatively stable since inception of the program and our suppliers may be similarly impacted by changes in interest rates if they were to sell our payment obligations outside of the program, we are unable to assess whether changes in interest rates would impact our suppliers’ participation in the program.

Mr. Kevin Stertzel
June 10, 2019

•
To the extent material, expand your management’s discussion and analysis to address the impact the supply chain finance program has had on your liquidity and whether or not that impact is expected to continue.

Response:

In future filings we will include disclosure in our accounting policy footnote within our consolidated financial statements substantially to the effect: “We facilitate a voluntary supply chain finance program to provide certain of our suppliers with the opportunity to sell their right to our payment obligations to participating financial institutions.  In connection with the program, we do not enter into any agreements with any participating financial institutions, and our responsibility is limited to making payment on the terms originally negotiated with our supplier, regardless of whether the invoice is subject to the program and whether or not the invoice is sold to a participating financial institution. All outstanding payments owed under the program are accounted for and recorded within accounts payable in the consolidated balance sheet. We account for all payments made under the program as a reduction to our cash flows from operations and reported within our increase (decrease) in accounts payable and accrued liabilities, net line within our consolidated statements of cash flows.”

In future filings we will include disclosure in our management’s discussion and analysis substantially to the effect: “We facilitate a voluntary supply chain finance program to provide certain of our suppliers with the opportunity to sell their right to our payment obligations to participating financial institutions.  In connection with the program, we do not enter into any agreements with any participating financial institutions and our responsibility is limited to making payment on the terms originally negotiated with our supplier, regardless of whether the invoice is subject to the program and whether or not the invoice is sold to a participating financial institution. We anticipate the supply chain finance program to continue, as the program supports our efforts to improve our working capital.”

•	Please ensure you have filed as exhibits, all agreements relating to your supply chain finance program.

Response:

As noted above, to administer and manage the program, we have entered into agreements with a third-party intermediary but have not entered into any agreements with any participating financial institutions.  We do not view our agreements with the third-party intermediary to be material contracts as described in Regulation S-K, Item 601(b)(10).  Even though a portion of our accounts payable settle through the program, we do not make payments to the third-party intermediary, have no credit exposure to the third-party intermediary and believe the agreements are of the type that ordinarily accompanies the kind of business we conduct.  We note that the agreements do not fall within any of the categories identified in Regulation S-K, Item 601(b)(10)(ii), clauses (A) through (D).

If you have any further questions or comments, please contact me at 313-792-6044.

Sincerely,

/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Chief Financial Officer

Mr. Kevin Stertzel
June 10, 2019

Appendix A

The following accounts payable days information was obtained from FactSet Research Systems, Inc. (“FactSet”). In the table below, we have presented Masco Corporation’s accounts payable days as calculated by FactSet, to ensure a consistent comparison to our peers. Although FactSet calculates accounts payable days differently than we do, we utilize the FactSet information to benchmark our results against our peer group. Following are the accounts payable days for the fourth quarter of each year for us and our peer companies (as disclosed in our Proxy Statement for our 2019 Annual Meeting), if available:

Accounts Payable Days	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Masco Corporation	36	38	43	50	53	55	62	57	58	55
Peer A	37	33	36	43	45	49	54	62	71	75
Peer B	-	-	-	-	-	-	-	75	74	70
Peer C	-	-	-	41	40	45	40	42	44	44
Peer D	27	25	22	22	26	24	22	22	23	23
Peer E	42	42	46	46	51	49	50	51	53	55
Peer F	-	-	-	-	-	-	-	23	27	26
Peer G	33	32	31	34	33	42	43	43	42	40
Peer H	54	46	46	50	57	63	66	38	60	65
Peer I	76	63	39	41	63	82	67	49	54	68
Peer J	37	35	37	39	39	40	43	41	38	43
Peer K	42	40	42	39	44	46	59	49	69	66
Peer L	129	119	114	113	123	132	143	120	88	85
Peer M	66	55	58	61	65	71	70	67	65	65
Peer N	76	41	63	77	74	79	79	81	77	83
Peer O	70	65	68	65	62	62	70	67	56	62
Peer P	78	78	83	86	89	93	97	94	93	98